

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

03 DEC 22 PM 7:21

File No.82-34675

Our Ref : BS(2003)627(JY)

18th December, 2003


03045540

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the Corporate Substantial Shareholder Notices filed by the following companies with the Stock Exchange of Hong Kong Limited pursuant to the Securities and Futures Ordinance in Hong Kong in relation to the change in their respective shareholding in the Company for your attention:

1. Bank of China
2. BOC Hong Kong (Group) Limited
3. BOC Hong Kong (BVI) Limited

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

dlw 1/8

..../page 2



This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

(2002-02. 4,000) W.

FORM 2

Internal Ref. No: CS1-005

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

for use by a corporation giving notice of :

- *(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);*
- *(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and*
- *(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).*

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

ame of listed corporation C HONG KONG (HOLDINGS) LIMITED		
tock code	2388	**4. Number of issued shares in class** 10,572,780,266
lass of shares	ORDINARY SHARES	

ame of substantial shareholder K OF CHINA	**8. Business registration number** 1000001000134	
	9. Place of incorporation PRC	Certificate of Incorporation No. N/A
egistered office XINGMEN NEI DAJIE, BEIJING 100818, PRC	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
incipal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

Date of relevant event

16	12	2003
(day)	(month)	(year)

33039-00002 HK:381926.1

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
position	103	205	- Select -	1,070,000,000	HKD	0.000	0.000	13.700	301
t position	- Select -	- Select -	- Select -						

Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
position	8,074,340,277	76.37
t position		
ling pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	7,004,340,277	66.25
Short position		
Lending pool		

Capacity in which interests disclosed in Box 19 are held

e describing capacity Table 2)	Number of shares	
	Long position	Short position
5	7,004,340,277	
elect -		
elect -		
elect -		
elect -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
402	685,000	
403	17,500,000	
- Select -		
- Select -		
- Select -		

urther information in relation to interests of corporations controlled by substantial shareholder

of controlled ation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HONG KONG UP) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	6,961,755,277	
HONG KONG (BVI) ED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	Y	6,959,753,556	
HONG KONG (BVI) ED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	N	2,001,721	
CHIAO COMMERCIAL ED (in members' ary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG (HONG KONG)	BOC HONG KONG (BVI) LIMITED	93.64	Y	2,001,721	
OF CHINA GROUP STMENT LIMITED	24/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	11,400,000	
OF CHINA GROUP RANCE COMPANY ED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INVESTMENT LIMITED	94.50	Y	5,700,000	
OF CHINA GROUP RANCE COMPANY ED	9/F, WING ON HOUSE, 71 DES VOEUX ROAD CENTRAL, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INVESTMENT LIMITED	94.50	N	5,700,000	
GROUP LIFE RANCE COMPANY ED	33/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA GROUP INSURANCE COMPANY LIMITED	100.00	Y	5,700,000	

urther information in relation to interests held by substantial shareholder jointly with another person

of joint shareholder	Address	Number of shares	
		Long position	Short Position

..., of beneficiary of a trust, or a founder of a Discretionary Trust

f Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

ther information from a party to an agreement under Section 317 (Please see Notes for further information required)

of other parties	Address	Number of shares
umber of shares in which substantial shareholder is interested under section 317 and 318		

ails of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

	Address	Relationship Code (see Table 6)	Percentage (%)
OF DIRECTORS IK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	606	N/A
		- Select -	
		- Select -	

e of filing this Form 2

18	12	2003
(day)	(month)	(year)

28. Number of continuation sheets 1

29. Number of attachments 0

22. **Further information in relation to interests of corporations controlled by substantial shareholder**

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
BOC INTERNATIONAL HOLDINGS LIMITED	35/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG (HONG KONG)	BANK OF CHINA	100.00	N	31,185,000	
BOCI FINANCIAL PRODUCTS LIMITED	325 WATERFRONT DRIVE, OMAR HODGE BUILDING 2ND FLOOR, WICKHAMS CAY, ROAD TOWN, TORTOLA, BVI (BVI)	BOC INTERNATIONAL HOLDINGS LIMITED	100.00	Y	31,185,000	

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

m for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

Name of listed corporation
)C HONG KONG (HOLDINGS) LIMITED

Stock code	2388	**4. Number of issued shares in class**
Class of shares	ORDINARY SHARES	10,572,780,266

Name of substantial shareholder)C HONG KONG (GROUP) LIMITED	**8. Business registration number** 32086268-000-09-02-7	
	9. Place of incorporation HONG KONG	Certificate of Incorporation No. 770010
Registered office ?/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
Principal place of business in Hong Kong S ABOVE	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

5. Date of relevant event

16	12	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
g position	103	205	- Select -	1,070,000,000	HKD	0.000	0.000	13.700	301
rt position	- Select -	- Select -	- Select -						

Total shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
g position	8,031,755,277	75.97
rt position		
ding pool		

19. Total shares immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	6,961,755,277	65.85
Short position		
Lending pool		

Capacity in which interests disclosed in Box 19 are held

e describing capacity e Table 2)	Number of shares	
	Long position	Short position
5	6,961,755,277	
elect -		
elect -		
elect -		
elect -		

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

Further information in relation to interests of corporations controlled by substantial shareholder

ne of controlled oration	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HONG KONG (BVI) TED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	Y	6,959,753,556	
HONG KONG (BVI) TED	P.O. BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA, BVI (BVI)	BOC HONG KONG (GROUP) LIMITED	100.00	N	2,001,721	
CHIAO COMMERCIAL TED (in members' ntary winding-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG (HONG KONG)	BOC HONG KONG (BVI) LIMITED	93.64	Y	2,001,721	

Further information in relation to interests held by substantial shareholder jointly with another person

me of joint shareholder	Address	Number of shares	
		Long position	Short Position

Further information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

ne of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

'. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

ames of other parties	Address	Number of shares
A		
tal number of shares in which substantial shareholder is interested under section 317 and 318		

. Details of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

ames	Address	Relationship Code (see Table 6)	Percentage (%)
ANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	601	100.00
ANK OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	603	100.00
		- Select -	

'. Date of filing this Form 2

18	12	2003
(day)	(month)	(year)

rm 2.

28. Number of continuation sheets: 0

29. Number of attachments: 0

Internal Ref. No: CS3-006

FORM 2

CORPORATE SUBSTANTIAL SHAREHOLDER NOTICE

Notice pursuant to s. 324 of Part XV of the Securities and Futures Ordinance (Cap. 571)

for use by a corporation giving notice of :

(i) First acquiring an interest in 5% or more of the shares of a listed corporation (I.e. first becoming a substantial shareholder);

(ii) Changes in the percentage level, or nature, of its interest or its short position in such shares; and

(iii) Ceasing to have an interest of 5% in such shares (complete Boxes 1 to 19 and 27 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 2.

ame of listed corporation HONG KONG (HOLDINGS) LIMITED		
tock code	2388	**4. Number of issued shares in class**
lass of shares	ORDINARY SHARES	10,572,780,266

ame of substantial shareholder HONG KONG (BVI) LIMITED	**8. Business registration number** N/A	
	9. Place of incorporation BVI	Certificate of Incorporation No. 461335
egistered office BOX 957, OFFSHORE INCORPORATIONS CENTRE, ROAD TOWN, TORTOLA,	**10. Contact person** JACQUELINE LEE	
	11. Daytime tel. No. 28266150	**12. e-mail address**
incipal place of business in Hong Kong	**13. Exchange on which listed** N/A	
	14. Name of listed parent and exchange on which parent is listed N/A	

Date of relevant event

16	12	2003
(day)	(month)	(year)

16. Date when the substantial shareholder became aware

(day)	(month)	(year)

etails of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before	After relevant			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
osition	103	201		1,070,000,000	HKD	0.000	0.000	13.700	301
position									

otal shares immediately before the relevant event

	Total number of shares	Percentage figure (%)
osition	8,031,755,277	75.97
position		
ng pool		

19. Total shares immediately after the relevant event

	Total number of share	Percentage figure (%)
Long position	6,961,755,277	65.85
Short position		
Lending pool		

apacity in which interests disclosed in Box 19 are held

describing capacity able 2)	Number of shares	
	Long position	Short position
201	6,959,753,556	
205	2,001,721	

21. Further information in respect of derivative interests

Code describing derivatives (see Table 4)	Number of shares	
	Long position	Short position

urther information in relation to interests of corporations controlled by substantial shareholder

of controlled ation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short Position
HIAO IERCIAL LIMITED mbers' voluntary g-up)	17/F, HUTCHISON HOUSE, 10 HARCOURT ROAD, CENTRAL, HONG KONG (HONG KONG)	BOC HONG KONG (BVI) LIMITED	93.64	Y	2,001,721	

:her information in relation to interests held by substantial shareholder jointly with another person

joint shareholder	Address	Number of shares	
		Long position	Short Position

ther information from a trustee, or beneficiary of a trust, or a founder of a Discretionary Trust

f Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position

ther information from a party to an agreement under Section 317 (Please see Notes for further information required)

of other parties	Address	Number of shares
mber of shares in which substantial shareholder is interested under section 317 and 318		

ails of person(s) in accordance with whose directions the substantial shareholder or its directors are accustomed to act

	Address	Relationship Code (see Table 6)	Percentage (%)
ONG KONG P) LIMITED	52/F, BANK OF CHINA TOWER, 1 GARDEN ROAD, HONG KONG	601	100.00
OF CHINA	1 FUXINGMEN NEI DAJIE, BEIJING 100818, PRC	603	100.00

e of filing this Form 2

18	12	2004
(day)	(month)	(year)

28. Number of continuation sheets 0

29. Number of attachments 0